[LETTERHEAD OF DECHERT LLP]

March 24, 2011

Mr. James O’Connor

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C.  20549

Re:                             PowerShares Exchange-Traded Fund Trust II
(File Nos. 333-138490, 811-21977)

Dear Mr. O’Connor:

Thank you for your comments regarding the registration statement on Form N-1A (the “Registration Statement”) for PowerShares S&P 500® High Beta Portfolio, PowerShares S&P 500® Low Beta Portfolio, PowerShares S&P 500® High Momentum Portfolio, PowerShares S&P 500® High Volatility Portfolio and PowerShares S&P 500® Low Volatility Portfolio (the “Funds”), each a series of PowerShares Exchange-Traded Fund Trust II (the “Trust”), filed with the Securities and Exchange Commission (the “Commission”) on October 21, 2010.  Below, we describe the changes that will be made to the Registration Statement in response to the Staff’s comments and provide the information that you requested.  The Trust has considered your comments and has authorized us to make responses and changes discussed below to the Trust’s Registration Statement on its behalf.  These changes will be reflected in Post-Effective Amendment Nos. 205 and 206 to the Trust’s Registration Statement, which will be filed on EDGAR on or about March 24, 2011.  Terms used but not defined herein have the meaning ascribed to them in the Prospectus.

Comment 1.          In your letter responding to the following comments, please include the customary “Tandy” representations.

Response 1: The “Tandy” representations are set forth at the end of this letter.

Prospectus Comments

Comment 2.          Please explain why you have included the footnote under “Investment Objective” in each Fund’s “Summary Information” section regarding the registered trademarks of Standard & Poor’s® and S&P®.

Response 2: This footnote is required to be included with the first mention of each Underlying Index’s name in the Prospectus under the terms of the License Agreement.

Comment 3.          Please include a footnote to the Annual Fund Operating Expenses table for each Fund noting that “Other Expenses” are based on estimated amounts for the current fiscal year.

Response 3:  The Prospectus has been revised accordingly.

Comment 4.          In each Fund’s “Summary Information—Principal Investment Strategies” section, please consider including additional disclosure relating to the Underlying Index.

Response 4: The disclosure has been revised.

Comment 5.          In each Fund’s “Summary Information” section, please remove the disclosure regarding the Fund’s policy to invest 25% or more of the value of its total assets in securities of issuers in an industry or group of industries to the extent that the Underlying Index concentrates in an industry or group of industries, as this disclosure is neither permitted nor required by Item 4 of Form N-1A.

Response 5:  We respectfully acknowledge your comment; however, we believe that the disclosure is required pursuant to Item 4(a) of Form N-1A, which requires the Fund to summarize any policy to concentrate in securities of issuers in a particular industry or group of industries.

Comment 6.          In each Fund’s “Summary Information—Principal Risks of the Fund” section, please delete the last sentence of “Portfolio Turnover Risk,” and add a statement that high portfolio turnover may cause an investor to receive significant distributions of short-term capital gains from the Fund, which are taxed as ordinary income.

Response 6:  The Prospectus has been revised to remove “Portfolio Turnover Risk,” which the Funds have determined will not be principal risks.

Comment 7.          Please consider combining “Non-Diversified Fund Risk” and “Issuer-Specific Changes.”

Response 7:  The Prospectus has been revised to combine the referenced risk factors.

Comment 8.          Please note that the disclosure noting that the Fund is not insured by the FDIC in “Summary Information—Principal Risks of the Funds” is repeated on the cover page of the Prospectus.  Please consider deleting this disclosure.

Response 8: The Prospectus has been revised to delete this disclosure on the cover page.

Comment 9.          In each Fund’s “Summary Information—Performance” section, please include disclosure explaining that performance information, when available, can provide an indication of the risks of investing in each Fund.

Response 9:  The Prospectus has been revised accordingly.

Comment 10.        Please amend each Fund’s 90% investment policy to state that the Fund will invest at least 90% of its total assets in common stocks, rather than securities, that comprise the Underlying Index.

Response 10:  The Prospectus has been revised accordingly.

Comment 11.        In the section titled “Purchase and Sale of Fund Shares,” please revise the disclosure to match the language in Item 6(c)(i) of Form N-1A.

Response 11: The Prospectus has been revised accordingly.

Comment 12.        Please delete “are taxable and” from the first sentence in the section titled “Tax Information,” and please delete the last two sentences of that section.

Response 12: The Prospectus has been revised accordingly.

Comment 13.        Please remove the last sentence of the disclosure included in the section “Additional Information About the Funds’ Strategies and Risks—Principal Risks of Investing in the Funds—Non-Correlation Risk,” or please clarify whether the Funds will use derivatives and, if so, please provide corresponding strategy and risk disclosure.  Please be aware of the Commission’s comment letter to the Investment Company Institute, dated July 30, 2010, regarding disclosure of investments in derivatives.

Response 13: The Funds do not currently intend to invest in derivatives and, therefore, all references to the use of derivatives by the Funds in the Prospectus have been deleted.

Comment 14.        Please confirm that “Acquired Fund Fees and Expenses” for each Fund, if any, will not exceed 0.01% of average net assets of the Fund, or please add the additional subcaption required by Item 3 of Form N-1A.

Response 14: We hereby confirm that the “Acquired Fund Fees and Expenses” line item is not applicable for the Funds.”

Comment 15.        With respect to securities lending, please confirm that the Adviser will not receive income from securities lending activities, and that the Adviser receives no additional fees in connection with its reinvestment of securities lending collateral on behalf of the Funds.  Please also ensure that disclosure regarding securities lending by the Funds complies with applicable Commission guidance.

Response 15:  The Funds do not currently intend to engage in securities lending and, therefore, all references to securities lending have been deleted.

Comment 16.        In the section “Additional Information About the Funds’ Strategies and Risks—Additional Risks of Investing in the Funds—Shares May Trade at Prices Different Than Net Asset Value,” please remove the sentence that reads: “However, given that the Shares can be created and redeemed in Creation Units at NAV (unlike shares of closed-end funds, which frequently trade at appreciable discounts from, and sometimes at premiums to, their NAV), the Adviser believes that large discounts or premiums to the NAV of the Shares are not likely to be sustained over the long-term.”

Response 16: The Prospectus has been revised accordingly.

SAI Comments

Comment 17.        Please revise the section “Management—Experience, Qualifications and Attributes” to briefly discuss, for each trustee, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a trustee for the Funds, in light of the Funds’ business and structure, per Item 17(b)(10) of Form N-1A.  The current disclosure is a description of each Trustee’s employment history and should be revised to state the basis for the conclusion that the person should serve as a trustee for the Funds.

Response 17: The SAI has been revised.

Comment 18.        In the second sentence of the ninth paragraph of the section titled “Investment Restrictions and Policies—Investment Restrictions,” please revise “three business days” to read “three days (excluding Sundays and holidays)” per Section 18(f)(1) of the Investment Company Act of 1940.

Response 18: The SAI has been revised accordingly.

*              *              *

In addition, we are authorized by our client to acknowledge the following on the Trust’s behalf:

•                  the action of the Commission or the Staff in declaring the Registration Statement effective does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff in declaring the Registration Statement effective does not relieve the Trust from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

•                  the Trust may not assert the action of the Commission or the Staff in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 or Matthew Wolfe at (212) 649-8703.  Thank you.

Kind regards,

/s/ Stuart M. Strauss

Stuart M. Strauss